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                             July 6, 2020

       Alex Jun Ho Yang
       Chief Executive Officer
       Hi-Great Group Holding Co
       621 S. Virgil Avenue #470
       Los Angeles, CA 90005

                                                        Re: Hi-Great Group
Holding Co
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 22, 2020
                                                            File No. 024-11216

       Dear Mr. Yang:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed June 22, 2020

       Transactions with Related Persons, page 33

   1. We note your response to comment 6. Please revise the disclosure to address the exclusive license to
market and distribute SellaCare, Inc. and the loan with Sellacare
                                                        America, Inc. as
disclosed on page F-16. In this regard, please also revise to state the amount of the related
person's interest in the land/ground lease with Sella Property, LLC and the license to
market and distribute SellaCare, Inc.
 Alex Jun Ho Yang
FirstName   LastNameAlex  Jun Ho Yang
Hi-Great Group   Holding Co
Comapany
July 6, 2020NameHi-Great Group Holding Co
July 6,2 2020 Page 2
Page
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction